UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-24024

     VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS) KSOP
(Full title of the Plan)

VENTURE FINANCIAL GROUP, INC.
(Name of the issuer of the securities held pursuant to the Plan)

4405 7th Avenue SE, Suite 204
Lacey, WA 98503
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)
KSOP

INDEPENDENT AUDITOR’S REPORT
AND
FINANCIAL STATEMENTS

WITH SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2008 AND 2007

CONTENTS

PAGE

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3-4
Notes to financial statements	5-12

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4a - schedule of delinquent participant contributions -
for the year ended December 31, 2008	13
Schedule H, Line 4i - schedule of assets held for investment purposes	14

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
Venture Financial Group, Inc.
Employee Stock Ownership Plan (with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of the Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the KSOP) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the KSOP’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KSOP as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the KSOP will continue as a going concern. As discussed in Note 11 to the financial statements, the KSOP sponsor ceased substantially all operations in September 2009 and has initiated steps to apply for the termination of the KSOP. These factors raise substantial doubt about the KSOP’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the KSOP’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Washington
November 30, 2009

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008
	401(k)	ESOP	Total
ASSETS
Investments, at fair value
Principal Stable Value Fund	$579,346	$-	$579,346
Pooled separate accounts	1,775,584	53,856	1,829,440
Venture Financial Group, Inc.
common stock	-	88,442	88,442

	2,354,930	142,298	2,497,228

Cash	-	869	869

Total assets	2,354,930	143,167	2,498,097

TOTAL ASSETS REFLECTING ALL INVESTMENTS
AT FAIR VALUE	2,354,930	143,167	2,498,097

Adjustment from fair value to contract value for fully
benefit responsive investment contract	28,373	-	28,373

NET ASSETS AVAILABLE FOR BENEFITS	$2,383,303	$143,167	$2,526,470

December 31, 2007
	401(k)	ESOP	Total
ASSETS
Investments, at fair value
Principal Stable Value Fund	$443,178	$-	$443,178
Pooled separate accounts	2,921,640	204,796	3,126,436
Venture Financial Group, Inc.
common stock	-	5,301,097	5,301,097

	3,364,818	5,505,893	8,870,711
Receivables
Transfer from ESOP plan	-	108,257	108,257
Refund from overpayment	-	56,370	56,370

Cash	-	8,090	8,090

Total assets	3,364,818	5,678,610	9,043,428

NET ASSETS AVAILABLE FOR BENEFITS	$3,364,818	$5,678,610	$9,043,428

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

	401(k)	ESOP	Total
ADDITIONS
Investments income
Net depreciation in fair value of
pooled separate accounts	$(1,195,005)	$(31,376)	$(1,226,381)
Net depreciation in fair value of
sponsor company stock	-	(5,984,016)	(5,984,016)
Dividends	-	75,217	75,217
Interest	-	166	166

Total investment loss	(1,195,005)	(5,940,009)	(7,135,014)

Contributions
Participant	610,982	386,581	997,563
Rollovers	24,096	79,032	103,128

Total contributions	635,078	465,613	1,100,691

Total additions, net	(559,927)	(5,474,396)	(6,034,323)

DEDUCTIONS
Benefits paid to participants	421,588	51,530	473,118
Diversifications	-	9,517	9,517

Total deductions	421,588	61,047	482,635

NET DECREASE	(981,515)	(5,535,443)	(6,516,958)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	3,364,818	5,678,610	9,043,428

End of year	$2,383,303	$143,167	$2,526,470

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

	401(k)	ESOP	Total
ADDITIONS
Investments income
Net appreciation in fair value of
pooled separate accounts	$137,640	$-	$137,640
Net depreciation in fair value of
sponsor company stock	-	(1,026,479)	(1,026,479)
Dividends	-	100,141	100,141
Interest	-	1,243	1,243

Total investment income (loss)	137,640	(925,095)	(787,455)

Contributions
Participant	515,168	528,928	1,044,096
Rollovers	114,711	52,559	167,270
Transfer from mutual funds	-	13,311	13,311

Total contributions	629,879	594,798	1,224,677

Total additions, net	767,519	(330,297)	437,222

DEDUCTIONS
Benefits paid to participants	124,809	127,444	252,253
Diversifications	-	14,536	14,536
Transfer to Company stock	13,311	-	13,311

Total deductions	138,120	141,980	280,100

NET INCREASE (DECREASE)	629,399	(472,277)	157,122

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,735,419	6,150,887	8,886,306

End of year	$3,364,818	$5,678,610	$9,043,428

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description

The following description of the Venture Financial Group, Inc. (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the KSOP) provides only general information. Participants should refer to the KSOP document for a more detailed description of the KSOP’s provisions.

General - The Company established Employee Stock Ownership Plan (with 401(k) provisions (the Plan) effective January 1, 1980. As of January 1, 1997, the Plan was amended and restated and operates as an employee stock ownership plan with 401(k) provisions designed to comply with Section 4975(e)(7) of the Internal Revenue Code, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As of January 1, 2006, the Plan was amended and restated and split into two separate plans, Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (KSOP) and Venture Financial Group, Inc. Employee Stock Ownership Plan (ESOP).

The assets that have been acquired by employee contributions are in the KSOP, whereas the assets that have been acquired by employer contributions are in the ESOP.

As of December 31, 2007, $108,257 should have been transferred from ESOP to the KSOP resulting in a receivable for the Plan. This receivable is due to the use of KSOP dollars by the third party administrator for payouts to terminated participants when it should have used ESOP dollars.

The KSOP is administered by a Board of Trustees (the Trustee) and an Administrative Committee (the Committee).

Eligibility - Employees of the Company are generally eligible to make salary reduction contributions to the KSOP on the first day of the month following 90 days from the participant’s initial date of service.

Contributions - Participants may elect to contribute from any amount of their total compensation up to the maximum allowed under the Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the KSOP. The KSOP currently offers several pooled separate accounts, Stable Value Fund, and Company common stock as investment options.

Participant accounts - Each participant’s account is credited with his or her contribution plus allocations of KSOP earnings. Allocations are based on participant earnings or account balances, as defined.

Vesting - Participants are immediately vested in their contributions, plus actual earnings.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description (continued)

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment for his or her entire account balance. Distributions are made in cash, or, if a participant elects, in the form of Company common stock shares, plus cash for any fractional share.

Under the provisions of the KSOP, the Company is obligated to repurchase participant shares that have been distributed under the terms of the KSOP. The shares would be repurchased at the value as determined by the independent appraiser as of the last valuation date. The Company may allow the KSOP to purchase Company stock tendered to the Company under the terms of the KSOP. In 2008, 936 shares were purchased from participants or on the open market, and 50,000 new shares were issued by the Company at a weighted average price of $13.01 per share. In 2007, 13,212 shares were purchased from participants or on the open market at a weighted average price of $21.30 per share. All of the distributions in 2008 were paid in cash. Of the total distributions in 2007, $9,718 was made in stock and $117,726 was paid in cash.

Voting rights - All Company stock in the KSOP is voted by the Trustee at the Trustee’s sole discretion, except for certain corporate matters outlined in the KSOP document. For these corporate matters, each participant may direct the Trustee as to the voting rights attributable to shares of Company stock then allocated to the participant’s stock account. Any allocated shares for which voting instructions are not received will not be voted by the Trustee. Unallocated shares were voted in the manner determined by the Trustee.

Put option - Under federal income tax regulations, the Company stock that is held by the KSOP and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The Company may allow the KSOP to purchase Company stock tendered to the Company under the terms of the KSOP. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified. Participants who are at least age 55 with at least 10 years of participation in the KSOP may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description (continued)

Risks and uncertainties - The KSOP provides for various investment options, which in turn invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for KSOP benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the KSOP are prepared under the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation - The KSOP adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS 157, the KSOP classified its investments as of December 31, 2008, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (Note 3). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

The three levels of the fair value hierarchy under SFAS 157 are described below:

Basis of fair value measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The KSOP investments are stated at fair value. The fair value of the common shares of the Company is determined by annual independent appraisals.

Units held in pooled separate accounts are valued at the unit value as reported by the investment manager of the accounts.

Income recognition - Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments consists of both realized gains and losses and unrealized appreciation or depreciation in fair value of those investments.

Payment of benefits - Benefits are recorded when paid.

Note 3 - Fair Value Measurements

The following table discloses by level the SFAS 157 hierarchy discussed in Note 2:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Principal Stable Value Fund	$-	$579,346	$-	$579,346
Pooled separate accounts		1,826,489	2,951	1,829,440
Venture Financial Group, Inc.
common stock	-	-	88,442	88,442

	$-	$2,405,835	$91,393	$2,497,228

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 3 - Fair Value Measurements (continued)

The following table discloses a summary of changes in the fair value of the KSOP’s level 3 investment assets for the year ended December 31, 2008:

	VFG	Principal
	Common Stock	U.S. Property PSA

Beginning balance	$5,301,097	$1,375
Purchases, issuances	663,104	2,414
Shares transferred from ESOP	108,257	-
Unrealized losses	(5,984,016)	(838)

Ending balance	$88,442	$2,951

Note 4 - Investments

The following presents separately investments that represent 5 percent or more of the KSOP net assets available for benefits at December 31:

	2008	2007

Venture Financial Group, Inc. Common Stock	$88,442	$5,301,097
Principal pooled separate accounts
Divers INTL Sep Account	$351,408	$1,041,520
LGCAP Value III Sep Account	$372,195	$779,574
Principal Stable Value Fund	$607,719	$443,178
Lifetime Str Inc Sep Account	$291,870	$-
Lifetime 2010 Sep Account	$254,230	$-
Lifetime 2020 Sep Account	$176,749	$-
Lifetime 2030 Sep Account	$159,203	$-

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments (continued)

The Principal Stable Value Fund (the Fund) is a collective investment trust designed for retirement plans exempt from federal income tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, and governmental deferred compensation plans. The objective of the Fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns; liquidity to pay Plan benefits; and high credit quality. The fund seeks to achieve this objective by investing in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the financial markets. For liquidity purposes, the Fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies, and collective investment trusts that meet the investment objectives.

In accordance with SOP 94-4-1, the Principal Stable Value Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is presented for the year ended December 31, 2008, as reported by Union Bond and Trust Company. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2007, fair value approximated contract value.

Note 5 - Fund Withdrawal Limitation

On September 26, 2008, Principal Life Insurance Company implemented a withdrawal limitation (the Limitation) for the Principal U.S. Property Separate Account (the Account). The Limitation delays the payment of most withdrawal requests. The Limitation was implemented in the interest of all investors in the Account as a result of the challenging conditions in the commercial real estate and capital markets, and to satisfy withdrawal requests over time and fairly among all who request a withdrawal. The Limitation is not applicable to death, certain disability, certain retirement benefits, hardship withdrawals, forfeitures, excess contributions refunds, minimum required distributions, and various other withdrawal requests. The custodian has not set a specific date when the distributions will be made or when the withdrawal requests will be fully satisfied.

Note 6 - Tax Status

The Plan obtained its latest determination letter on March 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
OTES TO FINANCIAL STATEMENTS

Note 7 - Plan Administration

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the KSOP.

The Company has retained the services of a third-party administrator to perform other administrative functions. The Company has also employed an independent third party to serve as custodian for a significant amount of the KSOP assets. Administrative expenses for the third party administrator fees are paid by the Company.

Note 8 - Investment in Common Stock

The investment in common stock of the Company is based on a fair value of $0.25 per share on December 31, 2008, and $18.00 per share on December 31, 2007. Fair value is determined annually by an independent appraisal.

At December 31, 2008 and 2007, the KSOP held 353,769 and 294,505 allocated shares of the Company’s common stock, respectively. At December 31, 2008 and 2007, there were no unallocated shares. The shares held by the KSOP as of December 31, 2008 and 2007, were purchased at a cost of $3,397,216 and $2,584,734, respectively.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, to Form 5500:

	2008	2007
Net assets available for benefits per the
financial statements	$2,526,470	$9,043,428
Amounts allocated to withdrawing
participants	(23)	(7,508)
Adjustment for contract value	(28,373)	-

Net assets available for benefits per
the Form 5500	$2,498,074	$9,035,920

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 9 - Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net income per the financial statements at December 31, 2008 and 2007, to Form 5500:

	2008	2007

Net loss per financial statements	$(6,516,958)	$252,253
Add amounts allocated to withdrawing
participants at December 31, 2008	(23)	-
Add amounts allocated to withdrawing
participants at December 31, 2007	-	7,508
Less amounts allocated to withdrawing
participants at December 31, 2007	7,508	-
Adjustment for contract value	(28,373)	-
Transfer of assets to Plan	(13,612)	-

Net loss per Form 5500	$(6,551,458)	$259,761

Note 10 - Parties in Interest

Pooled separate accounts offered are managed by The Principal Group, a third party administrator.

Cash dividends received by the KSOP from the Company are deposited into an interest-bearing account held at Venture Bank, a subsidiary of the Company. Cash from these accounts is used to purchase Company common stock and make cash distributions to participants.

In 2007, a distribution payout error occurred during the processing of terminated participants by the third party administrator, resulting in a receivable of $56,370.

As of December 31, 2007, $108,257 should have been transferred to the KSOP resulting in a receivable for the Plan. This receivable is due to the use of KSOP dollars by the third party administrator for payouts to terminated participants when it should have used ESOP plan dollars.

Note 11 - Continued Existence and Subsequent Events

The financial statements have been prepared assuming that the Plan will continue as a going concern. In September 2009, The Federal Deposit Insurance Corporation was appointed Receiver for Venture Bank, a wholly owned subsidiary of the Company. As a result of the receivership appointment, the Company has substantially ceased operations and the KSOP was terminated effective October 19, 2009.

SUPPLEMENTAL SCHEDULES

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
E.I.N. 91-1586479, PLAN NUMBER 001
Schedule H, Line 4a - SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2008

Participant	Total That	Total Fully
Contribution	Constitutes	Corrected			Contributions
Transferred	Nonexempt	Under VFCP	Contributions	Contributions	Pending
Late	Prohibited	and PTE	Not	Corrected	Correction in
to Plan	Transaction	2002-51	Corrected	Outside VFCP	VFCP

$46	$-	$-	$-	$46	$-

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
E.I.N. 91-1586479, PLAN NUMBER 001
Schedule H, Line 4i - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 2008

		(c)
		DESCRIPTION OF INVESTMENT,
	(b)	INCLUDING MATURITY DATE,
	IDENTITY OF ISSUER,	RATE OF INTEREST,		(e)
	BORROWER, LESSOR,	COLLATERAL, PAR, OR	(d)	CURRENT
(a)	OR SIMILAR PARTY	MATURITY VALUE	COST **	VALUE

*	Principal Financial Group	PRIN LGCAP GROWTH SEP ACCT		$36,581
		PRINCIPAL U.S. PROPERTY SEPACT		2,951
		PRINCIPAL BOND AND MTG SEP ACCT		31,403
		PRINCIPAL DIVERS INTL SEP ACCT		351,408
		PRIN LGCP S&P 500 IDX SEP ACCT		28,524
		PRIN MIDCAP VALUE I SEP ACCT		3,030
		PRIN SMALLCAP S&P 600 INDEX SA		3,154
		PRIN MIDCAP S&P 400 INDEX SA		10,673
		PRINCIPAL MIDCAP GROWTH III SA		1,419
		PRIN LGCAP VALUE III SEP ACCT		372,195
		PRIN SMCAP GROWTH II SEP ACCT		828
		PRINCIPAL LFTM 2010 SEP ACCT		254,230
		PRINCIPAL LFTM 2020 SEP ACCT		176,749
		PRINCIPAL LFTM 2030 SEP ACCT		159,203
		PRINCIPAL LFTM 2040 SEP ACCT		83,748
		PRINCIPAL LFTM 2050 SEP ACCT		19,133
		PRIN LFTM STR INC SEP ACCT		291,870
		PRIN SMALLCAP VALUE I SEP ACCT		2,341
		PRINCIPAL STABLE VALUE FUND		579,346

*	Venture Financial Group, Inc.	Company common stock		88,442

				$2,497,228

*	Party-in-interest to the Plan as defined by ERISA
**	Historical cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2009	VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP

By: /s/Sandra Sager
Sandra Sager, Administrator

EXHIBIT INDEX

Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm